SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                             CONTINUCARE CORPORATION
                             -----------------------
                                (Name of Issuer)


                         Common Stock, $.0001 par value
                  ---------------------------------------------
                         (Title of Class of Securities)

                                    212172100
                          ----------------------------
                                 (Cusip Number)

      Richard C. Pfenniger, Jr., 4400 Biscayne Boulevard, Miami, FL 33137
                                 (305) 575-6000
 ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 25, 2000
                     ---------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d- 1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

-------------------------------                  -------------------------------
 CUSIP No. 212172100              SCHEDULE 13D            Page 2 of 7 Pages
-------------------------------                  -------------------------------

------- ----------------------------------------------------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        PHILLIP FROST, M.D.
------- ----------------------------------------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                    (a) [X]
                                                                                                                            (b) [ ]
------- ----------------------------------------------------------------------------------------------------------------------------
  3     SEC USE ONLY

------- ----------------------------------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS

        PF
------- ----------------------------------------------------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                                                                           [ ]

------- ----------------------------------------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
----------------------------------- ------ -----------------------------------------------------------------------------------------
            NUMBER OF                 7    SOLE VOTING POWER
              SHARES                            0
           BENEFICIALLY             ------ -----------------------------------------------------------------------------------------
             OWNED BY                 8    SHARED VOTING POWER
               EACH                             5,646,733
            REPORTING               ------ -----------------------------------------------------------------------------------------
           PERSON WITH                9    SOLE DISPOSITIVE POWER
                                                0
                                    ------ -----------------------------------------------------------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                                5,646,733
------- ----------------------------------------------------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,646,733
------- ----------------------------------------------------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES *                                                                                                        [ ]
------- ----------------------------------------------------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        16.9%
------- ----------------------------------------------------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        IN
------- ----------------------------------------------------------------------------------------------------------------------------

-------------------------------                  -------------------------------
 CUSIP No. 212172100              SCHEDULE 13D            Page 3 of 7 Pages
-------------------------------                  -------------------------------

------- ----------------------------------------------------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        FROST-NEVADA, LIMITED PARTNERSHIP

        IRS I.D. #59-2749083
------- ----------------------------------------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                    (a) [X]
                                                                                                                            (b) [ ]
------- ----------------------------------------------------------------------------------------------------------------------------
  3     SEC USE ONLY

------- ----------------------------------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS

        OO
------- ----------------------------------------------------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                                                                           [ ]

------- ----------------------------------------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        NEVADA
----------------------------------- ------ -----------------------------------------------------------------------------------------
            NUMBER OF                 7    SOLE VOTING POWER
              SHARES                            0
           BENEFICIALLY             ------ -----------------------------------------------------------------------------------------
             OWNED BY                 8    SHARED VOTING POWER
               EACH                             5,646,733
            REPORTING               ------ -----------------------------------------------------------------------------------------
           PERSON WITH                9    SOLE DISPOSITIVE POWER
                                                0
                                    ------ -----------------------------------------------------------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                                5,646,733
------- ----------------------------------------------------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,646,733
------- ----------------------------------------------------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES *                                                                                                        [ ]
------- ----------------------------------------------------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        16.9%
------- ----------------------------------------------------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        PN
------- ----------------------------------------------------------------------------------------------------------------------------

-------------------------------                  -------------------------------
 CUSIP No. 212172100              SCHEDULE 13D            Page 4 of 7 Pages
-------------------------------                  -------------------------------

------- ----------------------------------------------------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        FROST-NEVADA CORPORATION

        IRS I.D. #59-2749057
------- ----------------------------------------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                    (a) [X]
                                                                                                                            (b) [ ]
------- ----------------------------------------------------------------------------------------------------------------------------
  3     SEC USE ONLY

------- ----------------------------------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS

        OO
------- ----------------------------------------------------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                                                                           [ ]

------- ----------------------------------------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        NEVADA
----------------------------------- ------ -----------------------------------------------------------------------------------------
            NUMBER OF                 7    SOLE VOTING POWER
              SHARES                            0
           BENEFICIALLY             ------ -----------------------------------------------------------------------------------------
             OWNED BY                 8    SHARED VOTING POWER
               EACH                             5,646,733
            REPORTING               ------ -----------------------------------------------------------------------------------------
           PERSON WITH                9    SOLE DISPOSITIVE POWER
                                                0
                                    ------ -----------------------------------------------------------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                                5,646,733
------- ----------------------------------------------------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,646,733
------- ----------------------------------------------------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES *                                                                                                        [ ]
------- ----------------------------------------------------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        16.9%
------- ----------------------------------------------------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        CO
------- ----------------------------------------------------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This is Amendment No. 6 to the original Schedule 13D previously filed by Phillip Frost, M.D., Frost-Nevada, Limited Partnership (the "Partnership"), and Frost-Nevada Corporation (collectively, the "Reporting Persons") with respect to the Common Stock, $.0001 par value (the "Shares") of Continucare Corporation (f/k/a Zanart Entertainment Incorporated) (the "Issuer"). The principal executive offices of the Issuer are located at 80 Southwest 8th Street, Suite 2350, Miami, Florida, 33131.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is amended and supplemented as follows:

         The aggregate purchase price of the 448,100 Shares of the Issuer purchased by Phillip Frost, M.D. reported in this Amendment No. 6, was $336,411.95. The source of funds used by Dr. Frost in making these purchases were personal funds of Dr. Frost. No portion of the consideration used by Dr. Frost in making the purchases described above was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended in its entirety and restated as follows:

                                  Amount of Shares                 Percentage
         Name                     Beneficially Owned               of Class*
         ----                     ------------------               -----------

Phillip Frost, M.D.               5,646,733**                      16.9%

Frost-Nevada Corporation          5,646,733**                      16.9%

Frost-Nevada, Limited             5,646,733**                      16.9%
Partnership


----------------------------
* Based on 33,440,090 Shares outstanding at September 20, 2000 consisting of (i) 33,240,090 Shares outstanding as reported on the Issuer's Annual Report on Form 10-K for the year ended June 30, 2000, and (ii) assuming the conversion by Dr. Frost of stock options to purchase 200,000 Shares exercisable in the next sixty days.

** These Shares are owned of record by one or more of such Reporting Persons. As the sole limited partner of the Partnership and the sole shareholder of Frost-Nevada Corporation, the general partner of the Partnership, Dr. Frost may be deemed a beneficial owner of the Shares. Record ownership of the Shares may be transferred from time to time among any or all of Dr. Frost, the Partnership and Frost-Nevada Corporation. Accordingly, solely for purposes of reporting beneficial ownership of the Shares pursuant to

         Section 13(d) under the Securities Exchange Act of 1934, as amended, each of Dr. Frost, the Partnership and Frost-Nevada Corporation will be deemed to be the beneficial owner of Shares held by any of them.

         Except as described herein, none of the Reporting Persons has engaged in any transaction involving Shares of the Issuer during the past sixty days.

Item 6. Contents, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         On July 20, 2000 the Issuer granted to Dr. Frost [non qualified] stock options to purchase 100,000 Shares at a price of $0.69 per Share (the "2000 Options"). The options are immediately exercisable and expire on July 20, 2010. The options were granted to Dr. Frost in connection with his service as a director of the Issuer. The foregoing description of the 2000 Options is qualified in its entirety by the text of the Non Qualified Stock Option Agreement dated July 20, 2000 between the Issuer and Dr. Frost which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits.

         1.       Joint Filing Agreement.

         2. Description of Transactions in the Issuer's Shares by Phillip Frost, M.D.

         3. Third Amended and Restated Agreement of Frost-Nevada, Limited Partnership, Frost-Nevada Corporation and Phillip Frost, M.D. filed pursuant to Rule 13d-l(f)(l)(iii) of the Securities and Exchange Commission (previously filed).

         4. Non-Qualified Stock Option Agreement dated July 31, 1997, between the Issuer and Phillip Frost, M.D. (previously filed).

         5. Non-Qualified Stock Option Agreement, dated July 20, 2000 between the Issuer and Phillip Frost, M.D.

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

                                       /s/Phillip Frost, M.D.
                                       -----------------------------------------
Date: October 26, 2000                 Phillip Frost, M.D.


                                       FROST-NEVADA, LIMITED PARTNERSHIP


                                       /s/David H. Moskowitz
                                       -----------------------------------------
Date: October 26, 2000                 David H. Moskowitz
                                       President of Frost-Nevada Corporation,
                                       General Partner


                                       FROST-NEVADA CORPORATION


                                       /s/David H. Moskowitz
                                       -----------------------------------------
Date: October 26, 2000                 David H. Moskowitz
                                       President

                                  EXHIBIT INDEX

Exhibit           Description
-------           -----------

   1              Joint Filing Agreement

   2              Description of Transactions in the Issuer's Shares by Phillip
                  Frost, M.D.

   5. Non-Qualified Stock Option Agreement, dated July 20, 2000 between the Issuer and Phillip Frost, M.D.